# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VINCE HOLDING CORP., CIK 0001579157
CUSIP: 92719W207
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 136 Madison Avenue, 5th and 6th Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 10/24/2025
Amends the filing with accession number 0001019056-25-000047
Filed by CIK 0002053682
Persons authorized to receive notices and communications: Nicholas Palatucci, Steptoe & Johnson LLP, Los Angeles, California (CA), 90071, (213) 439-9455

## Reporting persons
- P180 Vince Acquisition Co.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 12,968,548; shared voting power 0; sole dispositive power 7,218,385; shared dispositive power 0; aggregate amount beneficially owned 7,218,385 (54.11% of the class)
  Comment: This Amendment No. 1 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Act of 1934, as amended ("Exchange Act"), amends and supplements the original Schedule 13D, dated January 22, 2025 (the "Original Schedule 13D"), which was filed with the Securities and Exchange Commission on behalf of P180 Vince Acquisition Co., a subsidiary of P180, Inc. ("P180"), with respect to P180 Vince Acquisition Co.'s acquisition of a majority stake in Vince Holding Corp. ("VHC" or the "Issuer"), and ownership of common stock, $0.01 par value, of VHC, a Delaware corporation ("Common Stock"), acquired pursuant to the Stock Loan and Repurchase Agreement between P180 Vince Acquisition Co. and affiliates of Sun Capital Partners, Inc. (collectively, "Sun Capital"). Christine Hunsicker, signed the original Schedule 13D as an officer of P180 Vince Acquisition Co. and P180, Inc. Though not required, this amendment is being filed to remove Hunsicker as an officer on the Schedule 13D for both entities. This amendment is also being filed to correctly, precisely state the number of shares for which Reporting Persons have sole voting power and sole dispositive power, and reflect Amendment No. 6 to Schedule 13G, which was jointly filed with the Securities and Exchange Commission on October 24, 2025, by the following persons, declaring that the following persons no longer beneficially own any shares of Common Stock of the Issuer: SK Financial Services, LLC ("SK Financial"), Sun Cardinal, LLC ("Sun Cardinal"), SCSF Cardinal, LLC ("SCSF Cardinal"), Sun Capital Partners V, L.P. ("SCP V"), Sun Capital Advisors V, L.P. ("Sun Advisors V"), Sun Capital Partners V, Ltd. ("Sun Partners V Ltd."), Sun Capital Securities Offshore Fund, Ltd. ("Sun Offshore"), Sun Capital Securities Fund, LP ("Sun Securities Fund"), Sun Capital Securities, LLC ("Sun Securities LLC"), Sun Capital Securities Advisors, LP ("Sun Securities Advisors"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse").
  
  For Items 8, 10, 11: On January 22, 2025, the Reporting Persons purchased 8,481,318 shares of common stock of the Issuer ("Common Stock") from affiliates of Sun Capital in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back (the "Holdback Shares") at the closing by the affiliates of Sun Capital. As of the filing of this Amendment No. 1 to Schedule 13D the Reporting Person has sole voting and sole dispositive power over 7,218,385.00 Common Shares. The number of shares for which the Reporting Person has sole voting and sole dispositive power has not changed since the filing of the Original Schedule 13D.
  
  For Item 13: The percentage is based on 12,846,578 shares of Common Stock outstanding as of May 3, 2025, as reported on the Issuer's Quarterly Report filed on Form 10-Q filed with the Commission on June 17, 2025.
- P180, Inc. (CIK 0002053682): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,218,385; shared voting power 0; sole dispositive power 7,218,385; shared dispositive power 0; aggregate amount beneficially owned 7,218,385 (56.18% of the class)
  Comment: For Items 8, 10, 11: On January 22, 2025, the Reporting Persons purchased 8,481,318 shares of common stock of the Issuer ("Common Stock") from affiliates of Sun Capital in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back (the "Holdback Shares") at the closing by the affiliates of Sun Capital. As of the filing of this Amendment No. 1 to Schedule 13D the Reporting Person has sole voting and sole dispositive power over 7,218,385.00 Common Shares. The number of shares for which the Reporting Person has sole voting and sole dispositive power has not changed since the filing of the Original Schedule 13D.
  
  The percentage is based on 12,846,578 shares of Common Stock outstanding as of May 3, 2025, as reported on the Issuer's Quarterly Report filed on Form 10-Q filed with the Commission on June 17, 2025.
- Brendan Hoffman: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,218,385; shared voting power 0; sole dispositive power 7,218,385; shared dispositive power 0; aggregate amount beneficially owned 7,218,385 (56.18% of the class)
  Comment: For Items 8, 10, 11: On January 22, 2025, the Reporting Persons purchased 8,481,318 shares of common stock of the Issuer ("Common Stock") from affiliates of Sun Capital in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back (the "Holdback Shares") at the closing by the affiliates of Sun Capital. As of the filing of this Amendment No. 1 to Schedule 13D the Reporting Person has sole voting and sole dispositive power over 7,218,385.00 Common Shares. The number of shares for which the Reporting Person has sole voting and sole dispositive power has not changed since the filing of the Original Schedule 13D.
  
  The percentage is based on 12,846,578 shares of Common Stock outstanding as of May 3, 2025, as reported on the Issuer's Quarterly Report filed on Form 10-Q filed with the Commission on June 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: VINCE HOLDING CORP.
Address of issuer's principal executive offices: 136 Madison Avenue, 5th and 6th Floor, New York, New York (NY), 10016
Comment: None

## Item 2. Identity and Background
Name of person filing: This Amended Schedule 13D is filed by (i) P180 Vince Acquisition Co. ("P180 Vince Acquisition Co."), a Delaware corporation, (ii) P180, Inc., a Delaware corporation and Parent of P180 Vince Acquisition Co. ("P180" or "Parent"), (iii) Brendan Hoffman, a United States citizen ("Hoffman"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
The principal business address for the Reporting Persons is:

136 Madison Avenue
5th and 6th Floor
New York, NY 10016
Present principal occupation or employment: Parent, P180, Inc. owns 100% of the equity interests of P180 Vince Acquisition Co. Hoffman owns 40.51% of the common equity interests of Parent and is a director of P180 Vince Acquisition Co. and Parent. Hoffman's ownership percentage of Parent, P180, Inc. is subject to change based on P180, Inc.'s contemplated issuance of stock warrants. Hoffman is also the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information regarding the citizenship and states of formation of the Reporting Persons set forth in subsection (a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 hereof and Comment for Items 8, 10, and 11 hereof are hereby incorporated by reference into this Item 3, as applicable. The Reporting Persons funded the purchase of the 8,481,318 shares of Common Stock with available funds received in exchange for the issuance of equity and customary convertible notes of Parent to various investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 hereof and Comment for Items 8, 10, and 11 hereof are hereby incorporated by reference into this Item 4, as applicable. The Reporting Persons own a majority of the outstanding Common Stock following the P180 Acquisition and the purpose of the acquisition was to afford the Reporting Persons the rights of a control shareholder in the charter and bylaws of the Issuer and under applicable federal and state law. The Reporting Persons may remove or appoint directors in the future in accordance with the charter and bylaws of the Issuer and applicable federal and state law.

Hoffman was appointed as the Issuer's Chief Executive Officer effective on or around February 3, 2025, subject to mutual agreement on the terms of his employment.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information on beneficial ownership, please see the information contained in the Cover Pages attached to this amended Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 2(c) hereof is hereby incorporated by reference into this Item 5(b), as applicable. Hoffman has the ultimate authority to cause Parent, to cause P180 and/or P180 Vince Acquisition Co. to transfer all of the shares of Common Stock held by the Reporting Persons.
Transactions in the class effected during the past sixty days: The information set forth in the Comment for Items 8, 10, and 11 hereof are hereby incorporated by reference. On January 22, 2025, pursuant to a Stock and Loan Purchase Agreement (the "Purchase Agreement") P180 Vince Acquisition Co. ("P180 Vince Acquisition Co." or "Purchaser") and (i) Sun Cardinal, LLC ("Sun Cardinal"); (ii) SCSF Cardinal, LLC ("SCSF"); and (iii) SK Financial Services, LLC ("SKFS"), affiliates of Sun Capital Partners, Inc. (collectively "Sun Capital" or "Sellers"), entered into a privately negotiated stock purchase transaction (the "Stock Purchase"), pursuant to which P180 Vince Acquisition Co. purchased 8,481,318 shares of common stock of the Issuer (the "Common Stock") for $19,761,470.94 in cash.
Other persons with the right to receive dividends or sale proceeds: For Items 8, 10, 11: On January 22, 2025, the Reporting Persons purchased 8,481,318 shares of common stock of the Issuer ("Common Stock") from affiliates of Sun Capital in a privately negotiated stock purchase transaction. 1,262,923 of these purchased shares were held back (the "Holdback Shares") at the closing by the affiliates of Sun Capital. As of the filing of this Amendment No. 1 to Schedule 13D the Reporting Person has sole voting and sole dispositive power over 7,218,385.00 Common Shares. The number of shares for which the Reporting Person has sole voting and sole dispositive power has not changed since the filing of the Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The foregoing description of the P180 Acquisition is qualified in its entirety by reference to the full text of the Stock Loan and Purchase Agreement (the "Purchase Agreement"), dated as of January 22, 2025, by and between the P180 and affiliates of Sun Capital, (incorporated by reference from Exhibit 1 to the Original Schedule 13D dated January 22, 2025 and filed with the Securities and Exchange Commission on January 29, 2025) and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 5(c) and Comment for Items 8, 10, and 11 hereof are hereby hereof incorporated by reference into this Item 6, as applicable.

See Item 5(c) for information on the Holdback Shares and Retained Shares by affiliates of Sun Capital, along with those provisions contained in the Purchase Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. The Stock and Loan Purchase Agreement, dated January 22, 2025, by and between P180 Vince Acquisition Co. and the Sellers identified therein (incorporated by reference from Exhibit 1 to the Original Schedule 13D dated January 22, 2025 and filed with the Securities and Exchange Commission on January 29, 2025).

2. Amendment No. 6 to Schedule 13G, jointly filed with the Securities and Exchange Commission on October 24, 2025, by the following persons,: SK Financial Services, LLC ("SK Financial"), Sun Cardinal, LLC ("Sun Cardinal"), SCSF Cardinal, LLC ("SCSF Cardinal"), Sun Capital Partners V, L.P. ("SCP V"), Sun Capital Advisors V, L.P. ("Sun Advisors V"), Sun Capital Partners V, Ltd. ("Sun Partners V Ltd."), Sun Capital Securities Offshore Fund, Ltd. ("Sun Offshore"), Sun Capital Securities Fund, LP ("Sun Securities Fund"), Sun Capital Securities, LLC ("Sun Securities LLC"), Sun Capital Securities Advisors, LP ("Sun Securities Advisors"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse").

## Signatures
- P180 Vince Acquisition Co.: /s/ Brendan Hoffman, /s/ Brendan Hoffman,/Chief Executive Officer (10/31/2025)
- P180, Inc.: /s/ Brendan Hoffman, /s/ Brendan Hoffman,/Chairman, Board of Directors (10/31/2025)
- Brendan Hoffman: /s/ Brendan Hoffman, /s/ Brendan Hoffman,/ (10/31/2025)